Exhibit 99.1

BANCOLOMBIA S.A. ANNOUNCES CLOSING OF THE SALE OF SEGUROS BANISTMO

Medellin, Colombia, August 31, 2015

Today, after obtaining all the authorizations required by the authorities and the satisfaction of the relevant condition precedents, Banistmo S.A (“Banistmo”), a subsidiary of Bancolombia, consummated the transfer to Suramericana S.A (“Suramericana”) of 100% of the shares of capital stock of Seguros Banistmo S.A, an insurance company incorporated under the laws of the Republic of Panama.

In consideration for such transfer, Suramericana will pay a total purchase price of USD $96,495,801 today.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837